SECURITI[illegible] 05039093 [illegible]ION
Washington, D.C. 20549

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RECD S.E.C.
MAR 0 1 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.
(Previously Peerson & Company, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 473 - 5542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

THERESA L. HULSEY
NOTARY PUBLIC OF
LAKE COUNTY, IN
MY COMMISSION EXPIRES
2/26/2012
Notary Public
RESIDENT OF LAKE COUNTY, IN

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
American Trust Investment Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. (Previously Peerson & Company, Inc.) as of December 31, 2004 and December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 2, 2005

American Trust Investment Services, Inc.

Statement of Financial Condition

Assets	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 63,409	$ 140,285
Cash segregated for the exclusive benefit of customers	76	77
Marketable securities	175,267	137,189
Cash surrender value of life insurance	189,929	182,213
Accounts receivable	4,972	4,160
Income taxes receivable from parent company	12,147	11,627
Prepaid expenses	-	2,701
Deposit with clearing organization	50,000	-
Property, net	13,164	16,221
Total Assets	$ 508,964	$ 494,473
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 10,928	$ 12,677
Deferred income taxes	11,780	2,984
Total Liabilities	22,708	15,661
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	25,000	25,000
Retained earnings	461,256	453,812
Total Stockholder's Equity	486,256	478,812
Total Liabilities and Stockholder's Equity	$ 508,964	$ 494,473

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Income

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
Revenues		
Commissions	$ 330,928	$ 316,881
Trading gains (losses)	(642)	1,363
Interest income	18,862	20,815
Other income	6,157	4,948
	355,305	344,007
Operating Expenses		
Employee compensation and benefits	189,002	192,260
Data processing and clearing charges	70,437	76,780
Occupancy expenses	14,230	14,154
Administrative expenses	63,767	40,218
Legal and professional fees	1,560	6,175
	338,996	329,587
Net Income Before Income Taxes	16,309	14,420
Income Tax	8,865	6,067
Net Income	$ 7,444	$ 8,353

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Retained Earnings
Balance, January 1, 2003	$ 25,000	$ 445,459
Net Income		8,353
Balance, December 31, 2003	25,000	453,812
Net income		7,444
Balance, December 31, 2004	$ 25,000	$ 461,256

The accompanying notes are an integral part of the financial statements.

American Trust Investment Services, Inc.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2004	December 31, 2003
Operating Activities		
Net income	$ 7,444	$ 8,353
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	4,526	5,001
Deferred income taxes	8,796	(1,660)
Gain/loss on securities	642	(1,363)
Changes in operating assets and liabilities:		
Accounts receivable	(1,332)	8,470
Other current assets	2,702	(1,976)
Accounts payable and accrued expenses	(1,749)	(809)
Net Cash Provided by Operating Activities	21,029	16,016
Investing Activities		
Purchase of property and equipment	(1,469)	(4,605)
Deposit with clearing organization	(50,000)	-
Purchases of securities	(104,521)	(84,334)
Proceeds on sale of securities	65,801	104,221
Increase in cash value of life insurance	(7,716)	(10,643)
Net Cash Provided by (Used in) Investing Activities	(97,905)	4,639
Increase (Decrease) in Cash and Cash Equivalents	(76,876)	20,655
Cash and Cash Equivalents at Beginning of Year	140,285	119,630
Cash and Cash Equivalents at End of Year	63,409	140,285

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2004

Note 1 - Significant Accounting Policies

Description of Business
American Trust Investment Services, Inc. (Previously Peerson & Company, Inc.), a wholly owned subsidiary of American Trust & Savings Bank, is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Dain Rauscher, Inc.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities
Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income. As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $4,526 for the year ended December 31, 2004, has been computed using straight line depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2004 and 2003. The Company did not pay any income taxes to its parent company during 2004 and 2003.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $76 in 2004 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2004

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2004	December 31, 2003
U. S. Government agency obligations, maturing after ten years	$ 70,832	$ 85,001
Tennessee government obligations, maturing after ten years	-	52,188
Certificate of Deposit, maturing within one year	69,000	-
Corporate debt obligations, maturing within one year	35,435	-
Total	$ 175,267	$ 137,189

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

Furniture and office equipment	$ 48,030
Less: Accumulated depreciation	34,866
Total	$ 13,164

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, American Trust & Savings Bank. For book purposes, the Company computed its federal income tax by applying the statutory rates to all its taxable income. An allocation of current and deferred income taxes for 2004 and 2003 is as follows:

	2004	2003
Current State	$ 378	$ 688
Current Federal	(309)	7,039
Deferred State	1,887	641
Deferred Federal	6,909	(2,301)
	$ 8,865	$ 6,067

The deferred tax liability consists of timing differences related to book versus tax basis of depreciation, marketable securities, and deferred gain on cash surrender value of life insurance.

Note 6 – Profit Sharing Plan

The Company participates with its parent in a defined contribution profit-sharing plan. Company contributions to the plan, if any, are made for all eligible employees with at least one year of service. Contributions are at the discretion of the board of directors. Contributions of $5,062 were made in 2004.

Note 7 – Related Party Transactions

American Trust Investment Services, Inc. paid $8,700 in 2004 and $8,700 in 2003 for the lease of operating facilities to American Trust & Savings Bank, the Company's 100% owner. Health insurance costs of $16,045 and $20,499 along with minor amounts for telephone expenses and miscellaneous payroll related benefits were also reimbursed to American Trust & Savings Bank in 2004 and 2003, respectively. American Trust & Savings Bank also maintains a brokerage account with the Company. Revenues generated from securities transactions with American Trust & Savings Bank totaled $16,982 and $-0- in 2004 and 2003, respectively.

Note 8 - Concentrations of Credit Risk

The Company maintains cash balances at American Trust & Savings Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2004, the Company had net capital of $451,520, which was $351,520 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 2.4%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2004, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2004

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2004 unaudited Focus report and this report. The net effect on net capital was a increase of $1,105.

Net capital as reported on the unaudited Focus report of December 31, 2004	$ 450,415
Decrease in equity as a result of post Focus accrual adjustments	(6,780)
Increase in nonallowable assets as a result of post Focus accrual adjustments	(3,470)
Increase in haircuts on securities	(425)
Increase in allowable credits for deferred tax liabilities	11,780
Net Capital as Audited	$ 451,520

American Trust Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2004

Net Capital	
Stockholder's equity	$ 486,256
Allowable credit - Deferred income taxes	11,780
Less nonallowable assets	(28,752)
Net capital before haircuts on security position	469,284
Haircuts on securities	(17,764)
Net capital	$ 451,520
Aggregate Indebtedness	$ 10,928
Net capital required based on aggregate indebtedness	$ 729
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 351,520
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 450,427
Percentage of Aggregate Indebtedness to Net Capital	2.4%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
American Trust Investment Services, Inc.

In planning and performing our audit of the financial statements of American Trust Investment Services, Inc. for the years ended December 31, 2004 and December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kettenbrink, Lawrence & Paulsen

Indianapolis, Indiana
February 2, 2005

American Trust Investment Services, Inc.

Financial Report

December 31, 2004